STREET FOOD, INC

Financial Statements For The Year Ended December 31, 2020

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

Description	Page





NAPER CPA GROUP

924 W. 75th Street
Suite 120 - 189
Naperville, IL 60565
+1 (815) 348-2421
omar@napercpa.com

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Management of STREET FOOD, INC

We have reviewed the accompanying consolidated financial statements of STREET FOOD, INC (the "Company"), which comprise the Balance Sheet as of December 31, 2020, and the related Profit & Loss Statement, Statement of Shareholders' Equity, and Statement of Cashflows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Naperville, IL
November 1, 2021


STREET FOOD, INC.
PROFIT & LOSS STATEMENT (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2020


Revenue	
Revenue	$ -
Total Revenue	-
Cost of Sales	-
Gross Profit	-
Operating Expense	
Advertising & Marketing Expense	335
Legal & Filing Fees	624
Total Operating Expenses	959
Net Income From Operations	(959)
Other Income (Expense)	
Total Other Income (Expense)	-
Net Income Before Provision for Income Tax	(959)
Provision for Income Taxes	-
Net Income (Loss)	$ (959)


See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.


STREET FOOD, INC.
BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2020

ASSETS

CURRENT ASSETS

Cash & Cash Equivalents	$1,576
TOTAL CURRENT ASSETS	1,576

NON-CURRENT ASSETS

Capitalized Software Development	1,890
TOTAL NON-CURRENT ASSETS	1,890
TOTAL ASSETS	3,466

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES

TOTAL CURRENT LIABILITIES	-

NON-CURRENT LIABILITIES

TOTAL NON-CURRENT LIABILITIES	-
TOTAL LIABILITIES	-

OWNER'S EQUITY

Retained Earnings (Deficit)	4,425
Net Income (Loss)	(959)
TOTAL SHAREHOLDERS' EQUITY	3,466
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,466

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

STREET FOOD, INC.
STATEMENT OF CASHFLOWS (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES

Net Income	$ (959)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(959)

INVESTING ACTIVITIES

Capitalized Software Development	(1,890)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(1,890)

FINANCING ACTIVITIES

Owner's Contribution (net)	4,425
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	4,425
NET INCREASE (DECREASE) IN CASH	1,576
CASH AT BEGINNING OF PERIOD	-
CASH AT END OF PERIOD	$1,576

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

STREET FOOD, INC.
STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
AS OF DECEMBER 31, 2020

	Opening Equity Balance		Yearly Changes		Total	
Balance, December 31, 2019	$	-	$	-	$	-
Net Income for the period ending December 31, 2020		-		(959)		(959)
Equity Contributions (Distributions)		-		4,425		4,425
Balance, December 31, 2020	$	-	$	3,466	$	3,466

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

STREET FOOD, INC (the "Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue by connecting restaurant/food vendors to potential customers via the use of the Company's mobile application and website/services.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments (cont.)

- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers", which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Capitalized Mobile Application Development Costs

The Company accounts for costs incurred to develop Mobile Applications for internal use in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2020, assessment of recoverability of development costs has resulted in no impairment related write-off/expense.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes (cont.)

The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2020, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE C – EQUITY

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is one thousand five hundred (1,500). As of December 31, 2020, 1,500 shares have been issued and are outstanding.

NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 1, 2021, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.